# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Turning Point Brands, Inc., CIK 0001290677
CUSIP: 90041L105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5201 INTERCHANGE WAY, 5201 INTERCHANGE WAY, LOUISVILLE, Kentucky (KY), 40229
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000898432-19-000206
Filed by CIK 0000314984

## Reporting persons
- THRIVENT FINANCIAL FOR LUTHERANS: type of reporting person: investment adviser (IA), insurance company (IC); citizenship or place of organization: Wisconsin (WI); aggregate amount beneficially owned 756,584 (4.3% of the class)
  Comment: The percentage calculations used herein are based on the statements in the Company's report on Form 10-K for the quarter ended June 30, 2024, as filed with the Securities and Exchange Commission on August 1, 2024, that were 17,714,070 shares of Turning Point Brands, Inc. Common Stock outstanding at July 26, 2024.

## Item 1. Issuer
Name of issuer: Turning Point Brands, Inc.
Address of issuer's principal executive offices: 5201 INTERCHANGE WAY, 5201 INTERCHANGE WAY, LOUISVILLE, KENTUCKY, 40229.

## Item 2. Person Filing
Name of person filing: Thrivent Financial for Lutherans
Address of principal business office or, if none, residence:
901 Marquette Avenue, Suite 2500
Minneapolis, MN 55402-3211
Citizenship: Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 756,584
Percent of class:
4.3%

The percentage calculations used herein are based on the statements in the Company's report on Form 10-K for the quarter ended June 30, 2024, as filed with the Securities and Exchange Commission on August 1, 2024, that were 17,714, 070 shares of Turning Point Brands, Inc. Common Stock outstanding at July 26, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

## Signatures
- THRIVENT FINANCIAL FOR LUTHERANS: David S. Royal, Chief Financial Officer (10/07/2024)